Docebo Appoints Alessio Artuffo as Chief Executive Officer and Board Member

TORONTO, ONTARIO – September 10, 2024 – Docebo Inc. (Nasdaq:DCBO; TSX:DCBO) ("Docebo" or the "Company"), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced today that the Board of Directors has appointed long-time learning industry executive, Alessio Artuffo, to the role of Chief Executive Officer and a member of the Board, effective immediately. Mr. Artuffo has been serving as the interim CEO since March 1, 2024.

Mr. Artuffo joined Docebo in 2012 as the Director of International Business Operations where he was responsible for opening up the Company’s first sales office in North America and signing the Company’s first US-based customer. Since that time, he served in positions of expanding responsibility with executive roles in operations, sales and marketing before being promoted to President in 2021 and then Chief Operating Officer. Mr. Artuffo will continue to serve as President of the Company.

Jason Chapnik, Docebo's Chairman and the Chief Executive Officer, Founder & Chair of Intercap Inc., stated, "I'm pleased to announce Alessio as our CEO and welcome him to serve on our Board of Directors. His exceptional learning industry experience ideally positions him to bring immense value to both our customers and shareholders. As a long-time executive leader with our company, Alessio has consistently driven innovation and delivered tangible results. His leadership during his tenure as interim CEO further solidifies our confidence in this choice. Alessio has played an essential role in increasing our Annual Recurring Revenue (ARR) from a modest $1 million to over $200 million. From the beginning, he has understood the importance of education and investing in people — core principles at the heart of Docebo and its mission."

"I'm deeply honoured by my appointment as CEO and Board member, and grateful for the Board's trust in me and the exceptional team I'll be leading," said Mr. Artuffo. "Docebo's success stems directly from our people whom we refer to as Docebians, our culture of innovation, our unwavering focus on the learner's experience, and our operational and financial discipline. We're proud of how our team constantly pushes the boundaries of learning potential and delivery methods, always aiming to boost our customers' performance. As our platform evolves and C-suite executives increasingly view learning as a strategic asset, I see numerous exciting opportunities ahead. These align perfectly with our efforts to establish ourselves as the global market leader in the enterprise and government space.”

About Docebo
Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:
Mike McCarthy
Vice President - Investor Relations
mike.mccarthy@docebo.com
+1.214.830.0641